INVEST IN **BUNNY.MONEY**

🐰💰The app to Save money while Donating to your favorite Nonprofits



Disrupt Giving.
We're building the next generation of community banking.
Invest in the save for good® app, and become an early owner!
bunny.money
save for good®
Sweeeet! you set aside $202.50 in the last 30 days
$1,100.10 saved for your future
5.77% donated to good causes
TRANSFER NOW
$50.00
Swipe to transfer

bunny.money San Francisco CA

Main Street | Software | Technology | Banking | Fin Tech

LEAD INVESTOR

Hugo Buret

Bunny Money has the potential to significantly transform the way we think about, give back and invest in our communities. It's the first Fintech i have seen that has a real ambition to impact others through technology, banking and a strong network of non-profits. I've been impressed with Fabien and his team's execution (front and backend) and focus on their mission.

Invested $1,000 this round

Highlights

1. 🌱 Backed by Angels with experience at banks (Wells Fargo, ABN AMRO) & Nonprofits (EARN.org, Wefarm)

2. 🇺🇸 100M Americans donate both time & money — to the tune of $324B (+5% YoY). Total Market is $1.6T

3. ✨ We're already partnered with 25+ Nonprofits that engage with 140K+ employees, volunteers & donors

4. 📱App is currently live in app stores & soft launched. Waitlist of 700+ ppl (filtered)

4. 📱App is currently live in app stores & soft launched. Waitlist of 700+ ppl (filtered)

5. 👨‍💻 Highly scalable & low-cost tech stack (graph, microservices, on top of blockchain provider)

6. 🚀 Founders bootstrapped this banking service with extremely limited expenditure

7. ✌️ Diverse founders: Immigrants, LGBTQ+, low-income, with a multicultural team

Our Team



Fabien Lamaison Founder & CEO

Expert in Fintech. Seasoned product leader who's launched and scaled several B2B2C platforms. Experience in ecommerce, customer service, and digital health.

> As a child I loved using a piggy bank to save up money and eventually give some to charity. As I got older, I came up with the idea of a digital BunnyBank to replace the piggy bank and facilitate giving in a financially healthy & sustainable way. And what better companion than an agile & astute bunny to help do so?!



Cyril Goust Co-founder

Full stack developer; expert in architecture, micro services, cybersecurity. Experience in the aerospace, customer service, and banking industries.



Thomas Rame Co-founder

Expert in full stack development, blockchain & machine learning, open source projects. Worked in the R&D department of a cooperative digital bank.

The save for good® app

💸 Did you know...

- That when you donate $100, the **Nonprofit only gets $89 to $97**? *($9B is lost each year to donation processing fees!)*.
- Or that **donation** trends are on a U-curve, with low-income earners & the ultra-rich contributing the vast majority? (*Rural citizens give 3x higher % of their income than city dwellers!*).


bunny money
save for good®
banking fees
donation fees

That's why we've created **bunny.money** — so you can easily donate to your favorite Nonprofits with zero — **yes, zero!** — **processing fees**. And the kicker is, our platform simultaneously helps you allocate income into your own personal savings to earn a 1% interest!

Because we believe in a more responsible approach to money — both personally and for your community. So let's come together and disrupt Giving: Let's **save for**

good®.

🐰💰 Hop on in! How it works for users:


Sweeeeet! you set aside $202.50 in the last 30 days
$1,100.10 saved for your future
5.77% donated to good causes
TRANSFER NOW
Save
1% APY
Donate
without fees

1️⃣ **Connect** the app to your regular bank account

2️⃣ **Allocate** how much money you want to set aside.

- The key here is our **Smart Deposit AI Engine**: It analyzes your income & lifestyle to help you save & donate based on your financial health. You can set up recurring transfers or opt for one-time transactions — whatever works for you!

3️⃣ **Deposit** those percentages of your income into...

- A Savings Wallet that earns 1% interest
- And a Donations Wallet, from which you can directly give to the causes that matter.

Et voilà! You're setting aside money and Saving for Good with no stress at all.


bunny.money - the save for good® app
Watch on YouTube

🤩 Plus, all the infrastructure Nonprofits need:

On the other side of things is a portal where our Nonprofit partners can:

- Manage their public page
- Reach out to our users
- Campaign more effectively
- Track incoming donations
- Analyze donor info


bunny.money
save for good®
Overview
$2250
American-Mexican Association
$82

Currently, our **25+ partners** engage with over **140,000 total employees, volunteers, members, and donors**. Together with their guidance, we built the toolbox of features listed above to be as useful as possible.

In fact, meet our amazing partners:

We love working with membership-based organizations and charities that empower their communities to thrive. And we take great pride in supporting 🏳️‍🌈 LGBTQ+, ✊🏿BIPOC organizations throughout the US! Ultimately we plan to list all 1.5M+ Nonprofits.

💯🙌 Potential market: 100M People & $1.61T

Here's what's really amazing: The total number of employees & volunteers who donate time and/or money to the U.S. Nonprofit sector is 100 million! And we did the math: Americans donate $324.1B while setting aside north of $1.29T — for a total market opportunity of $1.61T!

total market opportunity of $1.6T!

And as for our target demographic, 84% of Millennials & Gen Zers make donations (10 points more than previous generations). As their income keeps rising — and as we provide more accessible ways to donate — their impact will be widely felt.


bunny money
save for good®

The point is that *people care*. They just need opportunities to act on it.

💼 We are in business

At the time of our launch, we're relying on "tips" from users who can pay **what they want**. We're confident in the success of this model after extensive user research of 3,000+ target users, of which:

- 81% said they'd be happy to pitch in $1+ on a regular basis for our services
- 57% said they'd contribute $3 or more on a regular basis

In addition, we're planning to roll out a handful of **premium** features (for both users and nonprofits) and gain revenue from various **financial products** we resell.

Lastly, as we scale we'll also get a **shared revenue interest** from our banking partner on the deposits that flow into the platform.

🐰🏦 Roadmap: next-gen community banking

Our ambition is to create a new type of purpose-driven bank, **bunnybank** that uplifts the Nonprofit community. Because we believe the future will be defined by **time banking & decentralized finance** (DeFi).

The problem is that mega banks and digital neo banks in the U.S. are winning new customers while regional banks, credit unions, and community banks struggle. But as society continues to evolve online to form more **digital tribes**, a new type of sustainable economy and exchange will emerge.

Existing banking platforms are not currently positioned or designed to handle

this next wave. Whereas we're building a high-tech platform, on top of a **blockchain** financial provider and custody **bank**, capable of scaling globally at a fraction of their infrastructure cost.


11:04
Wallet
Cash
bunny.bank
7867 5676 2398 4095
John Doe

Here's what **bunnybank** will offer:

- Debit card "for Good" (rounds up to your favorite Nonprofit; supports partnerships with businesses to support causes + corporate donation matching)
- ESG ETFs with partner financial institutions
- High interests with DeFi features and "Green crypto" products
- Accept Crypto donations
- Smart (AI-driven) passive Savings & Donations
- Robust marketplace for discovering 1) Nonprofits 2) Sustainable financial products & 3) Benefit corporation commerce shops

🌎 We are a Public Benefit Corporation

Like you, we care deeply about making the world a better place. Specifically, we believe that **People**, **Planet** & **Prosperity** go hand in hand. If COVID-19 has one silver lining, it's reminding us how much we truly rely on each other.

We are also members of 1% For The Planet — because the Climate Emergency is very real and we need to act now!


save for good®
SUSTAINABLE DEVELOPMENT GOALS
1% FOR THE PLANET



🥕 The Burrow

As vocal proponents of communities, we are proudly members of:

We were incubated at:

And here are our main business partners:

A huge thanks to all of them for going above & beyond in supporting us and sharing our vision to make a difference & positive impact! #strongertogether

🐇 Meet the Bunnybankers:



Cyril Goust
Co-founder, Engineering
Zodiac aerospace, Advantone
Fabien Lamaison
Founder & CEO
Capgemini (Fintech, Innovation, US Banks), Odigo, Advantone)
Thomas Ramé
Co-founder, Technology
Arkea cooperative bank
Gaëtan Thabot
Growth Hacking
Capgemini (Wells Fargo, Bank of the West), Inter/Stellar
Florian Cordier
Creative Direction
Frog (Credit Agricole, BNPP), Digitas US (NYSE, Amex)


Annelise Silkaitis
Marketing,
Nonprofit Outreach
Student
Liza Belenky
Nonprofit Advocacy
Capgemini, Jewish Kids
Foundation
Marie Le Gall
Marketing
French District
Alex Taylor
Graphic Design
Backelite (LCL, ING)
Investors
Peter Burke
Conker, WeFarm.org
Nicolas Dourassoff
Reef, Advantone,
ABN AMRO
Martin Skea
Wells Fargo, Earn.org
Vincent Joset
Capgemini,
Mews Partners

💵 Use of funds

The funds gained here will support our growth by helping pay for:

- Vital company resources
- Expanded marketing
- And the banking platform

We really couldn't do any of it without you.

❤️🎁 Thank You! Merci!

We are beyond appreciative of all the help we have received and are continuing to receive. Each investment here will allow us to make the save for good® app available to more people, ultimately contributing a greater impact on our world!

Check out our perks as a token of our appreciation for your contribution and support!




save for good®

Carrot Regards 🥕

-The Bunnybankers